January 17, 2018

Acceleration Request---Via EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Irene Paik

Re:	Iovance Biotherapeutics, Inc.

Registration Statement on Form S-3

Filed December 28, 2017

Reg. No. 333-222340

Ladies and Gentlemen:

Iovance Biotherapeutics, Inc. hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 4:00 P.M., Eastern Time, on Friday, January 19, 2018, or as soon thereafter as is practicable. Please contact Frederick G. Vogt, Ph.D., Esq., General Counsel, at (610) 715-7577, or in his absence, Istvan Benko of TroyGould PC, counsel to the company, at (310) 789-1226, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ MARIA FARIDS
Maria Fardis, Ph.D., M.B.A.
President and Chief Executive Officer

cc:	Frederick G. Vogt, Ph.D., Esq., General Counsel Istvan Benko, Esq., TroyGould PC